

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 21, 2023

Xiaowu He
Chief Executive Officer
Scienjoy Holding Corp
RM 1118, 11 th Floor, Building 3,
No. 99 Wangzhou Rd ., Liangzhu St .
Yuhang District , Hangzhou ,
Zhejiang Province, 311113 , China

      Re: Scienjoy Holding Corporation
          Form 20-F filed April 28, 2023
          Form 20-F/A filed May 12, 2023
          File No. 001-38799

Dear Xiaowu He:

     We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                            Sincerely,

                            Division of Corporation Finance
                            Office of Technology